Mail Stop 03-06

							November 22, 2004


James W. Bullock
President and Chief Executive Officer
Endocardial Solutions, Inc.
1350 Energy Lane
Suite 110
St. Paul, MN 55108

	Re:	Endocardial Solutions, Inc.
		Preliminary Schedule 14A filed October 19, 2004
		File No.  000-22233

Dear Mr. Bullock:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A
1. Please update the disclosure for any recent developments. We note, for example, recent litigation filed against the registrant.

Summary Term Sheet
2. On page 1, clarify that a portion of the fee paid to Piper Jaffray & Co. for the preparation of the fairness opinion is contingent upon completion of the merger.

Interests of Directors and Officers in the Merger - Page 3
3. Identify the officers and directors who will receive benefits, and quantify the amount of the benefits derived by each for the various reasons listed.

	The Merger - Page 12

Background of the Merger
4. Expand this section to discuss the negotiation of compensation and employment arrangements with executive officers of Endocardial Solutions, including change of control agreements, consulting and employment agreements.
5. We note your disclosure that the company explored possible interest of third parties "identified as most likely to have an interest in entering into a transaction with Endocardial." Please discuss in greater detail the criteria used in identifying third parties likely to have an interest in Endocardial and, specifically, why Companies A, B and C were selected.
6. Expand your disclosure to discuss what factors caused St. Jude Medical to increase its proposal to $11.75 per share, from a range of $11.00 to $11.50 per share, at the August 23, 2004, meeting between Messrs. Bullock and Stark.

		Endocardial`s Reason for the Merger - Page 15
7. Please discuss in greater detail, and where possible, quantify, the strategic, financial and operating risks and benefits of continuing to grow the EnSite business as a "stand-alone company" considered by Endocardial`s board of directors and management.
8. Please revise to discuss any factors considered by company`s board of directors that weighed against its decision to recommend the approval of the merger agreement.
9. Expand to discuss more specifically what factors the board considered regarding the "employee compensation and benefits" and "taxability" bullets with regard to the impact on unaffiliated shareholders. Discuss in the "Background" section whether any negotiations took place to structure a stock-for-stock merger rather than a cash-out merger, which would eliminate the adverse tax consequences to Endocardial shareholders.

		Opinion of Endocardial`s Financial Advisor - Page 17
10. Please revise to discuss the meaning and significance of each analysis performed by Piper Jaffray. In particular, clarify how, based on the specific terms of the transaction, the conclusions drawn from each analysis support Piper Jaffray`s conclusion that the per share price is fair to Endocardial`s shareholders.
11. We note that in conducting the comparable company analysis, Piper Jaffray selected high growth and medical technology capital equipment companies it deemed comparable to Endocardial. Please revise to discuss the criteria used in selecting the companies chosen for this analysis. If Piper Jaffray did not use all of the companies that met these criteria, explain the basis for using the companies that were selected. Also, please identify the "financial characteristics" that were used to select comparable companies.
12. Please expand your discussion of the Discounted Cash Flow Analysis to include a brief explanation of the criteria Piper Jaffray applied in concluding that a discount range of 20% to 25% was a fair estimate.
13. Please provide a summary of any instructions given to Piper Jaffray regarding the preparation of its report. See Item 1015(b)(6) of Regulation M-A.
14. We note your disclosure that Piper Jaffray has performed other investment banking services for the company in the past. To the extent that the company had a previous material relationship with Piper Jaffray during the past two years, please revise to disclose the compensation received or to be received as a result of the relationship.
15. Please revise to disclose the company`s method of selecting Piper Jaffray as its financial advisor.
16. Supplementally provide copies of the materials that Piper Jaffray prepared in connection with its fairness opinion or otherwise provided to the Endocardial board of directors in connection with this transaction, including, among other things, any "board books," drafts of fairness opinions provided to the board, and summaries of all oral presentations made to the company`s board. We may have additional comments after we review those materials.
17. Disclose the estimated amount of the cash fee to be paid to Piper Jaffray upon consummation of the merger.

	Additional Covenants - Page 33
18. This section should include a discussion of the most material covenants, not just "some" covenants. Please revise your introductory paragraph to indicate that the covenants discussed are the material covenants, and, if necessary, revise your disclosure as appropriate.

	Conditions to the Consummation of the Merger - Page 35
19. We note that certain conditions to the closing of the merger may be waived. Revise to disclose how you will notify stockholders of any waiver or amendment prior to the stockholder meeting. Please disclose your intentions with respect to amending the proxy statement and resoliciting proxies in the event that a material condition is waived.

	Security Ownership of Certain Beneficial Owners and Management -
Page 38
20. Revise the introductory paragraph to indicate the number of shares outstanding on which you base your calculation of ownership.

	Dissenters` Right of Appraisal - Page 39
21. We note your disclosure that within 120 days after the effective date of the merger, a stockholder who has complied with the applicable requirements of Section 262 of the Delaware General Corporation Law may file a petition, in the appropriate court, demanding appraisal rights. Please revise to state whether the shareholders will be notified of such date. See Item 3 of Schedule 14A.
22. Please revise to indicate whether a shareholder`s failure to vote against a proposal will constitute a waiver of the holder`s appraisal rights. See Instructions to Item 3 of Schedule 14A.
	Form 10-K for the fiscal year ended December 31, 2003
	Summary of Significant Accounting Policies - Page 40
Revenue Recognition
23. We note that you sell equipment combined with services, as well as disposable products. We have the following comments:
a. Tell us the method used to determine the individual components and how you valued them.
b. If you receive any upfront fees or payments under these arrangements tell us the accounting for these fees.
c. Are customers subject to minimum purchase of disposables? Do contracts set forth fixed prices for purchase of disposable products? Does your equipment only function with your disposable components? Please advise.
d. Do you sell hardware and software separately or only together? If together, how do you allocate revenue to these elements? Are customers provided with a right to receive additional software products free or at a reduced price?
e. How is revenue allocated and recognized for PCS and other service arrangements? Explain how you comply with SOP 97-2 with regard to multiple element arrangements.
We may have additional comments after reviewing your response.
24. In this regard, supplementally explain why shipping is the appropriate time to recognize revenue. What are the terms of shipment? Do post-shipment obligations such as installation, training, set-up or customer acceptance affect the timing of revenue recognition? Please explain.
25. Supplementally describe the significant terms of your agreements with distributors, including payment, return, exchange, and other
significant matters.   Supplementally explain and support why you
believe it is appropriate to recognize revenue upon shipment of product to distributors. Refer to SAB 104 and SFAS 48 as necessary.
26. Tell us about any customer incentive programs, which includes discounts, rebates, etc. Explain to us the specifics of these incentive programs. For example, explain the classification of, and accounting for, these sales incentives. Tell us how these incentives are estimated at the time of shipment. Refer to EITF 01-9 in your response, as applicable.

Form 10-Q for the period ended June 30, 2004

Note 7.  Restricted Stock - Page 8
27. We note that you issued 100,000 shares of common stock in connection with the execution of a consulting agreement. Explain to us in more detail what these shares were for. Also, tell us supplementally how you accounted for these shares. Demonstrate your accounting complies with GAAP.
As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your correspondence on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dennis Hult at (202) 942-2812 if you have questions regarding comments on the financial statements and related matters. Please contact Eduardo Aleman at (202) 824-5661, or me at (202) 942-1880 with any other questions.

							Sincerely,



							Peggy Fisher
							Assistant Director

cc (via facsimile):  Philip E. Bauer, Esq.




James W. Bullock
Endocardial Solutions, Inc.
November 22, 2004
Page 1